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stephencooke@paulhastings.com

February 6, 2015	32678.00001

VIA EDGAR

Mr. Stephen Kim

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

Re:	UTi Worldwide Inc.

Form 10-K for Fiscal Year Ended January 31, 2014

Filed on March 31, 2014

File No. 000-31869

Dear Mr. Kim:

Reference is made to the letter dated January 27, 2015 (“Letter”) to Richard G. Rodick, Chief Financial Officer of UTi Worldwide Inc. (the “Company”) from Mr. Lyn Shenk with regard to the above-referenced filing. As we discussed the other day on the phone, you have agreed to extend the date by which the Company is to respond to the Letter to Monday, March 2, 2015, and the Company intends to submit its response on or before such date.

If you have any questions regarding this letter, please feel free to contact me.

Sincerely,

/s/ Stephen D. Cooke

Stephen D. Cooke

of PAUL HASTINGS LLP

cc:	Lance E. D’Amico

Richard G. Rodick

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